

**ISSUER FREE WRITING PROSPECTUS**
**Filed Pursuant to Rule 433**
**Registration Statement No. 333-137902**
**July 5, 2007**

# 33-Month Principal Protected Notes Linked to the DBLCI-Optimum Yield™ Excess Return

## Description & Benefits

This note offers clients:

- Upside exposure to a broadly balanced commodity index composed of crude oil, heating oil, aluminum, gold, corn and wheat.
- The opportunity to profit from an appreciation in the Index over the 33-month period.
- 100% participation in the upside performance of the Index, if held to maturity.
- No exposure in the downside performance of the Index, if held to maturity.
- 100% principal protection, if held to maturity.
- **Best Case Scenario:** Unlimited
- **Worst Case Scenario:** The return of principal if held to maturity

## Quick Facts

| | |
|---|---|
| Issuer: | Deutsche Bank AG London (Moody's Aa1) |
| Underlying: | Deutsche Bank Liquid Commodity Index – Optimum Yield™ Excess Return |
| Subscription Period Closes: | July 23, 2007 @ 10:00 AM EST |
| Maturity: | April 28, 2010 |
| Tenor: | 33 Months |
| Investment Currency: | USD |
| Principal Protection: | 100% |
| Upside Participation: | 100% |
| Downside Participation: | None |
| Investment Amount: | Minimum Denominations of $1,000 |

## The DBLCI-OY™ Methodology

*The DBLCI-OY™ Methodology seeks to enhance spot returns by attempting to optimize the roll yield between futures contracts.*

- Captures returns from two sources: spot return and roll yield.
- Attempts to maximize the positive roll yield in backwardated markets.
- Attempts to minimize the negative roll yield in contangoed markets.
- Frees the investor from the mechanics of futures trading (e.g. contract rolling and physical delivery).

## Index Constituents

| Constituents | Sector | Base Weight | Current Weight* |
|---|---|---|---|
| Crude Oil | Energy | 35.0% | 34.25% |
| Heating Oil | Energy | 20.0% | 20.83% |
| Gold | Precious Metals | 10.0% | 9.85% |
| Aluminum | Industrial Metals | 12.5% | 12.97% |
| Corn | Agriculture | 11.25% | 10.23% |
| Wheat | Agriculture | 11.25% | 11.87% |

*Index weightings as of 7/03/2007

**Deutsche Bank AG has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this product snapshot relates. Before you invest, yo\u should read the prospectus in that registration statement and the other documents, including term sheet No. 131T-1, relating to this offering that Deutsche Bank AG has filed with the SEC for more complete information about Deutsche Bank AG and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Deutsche Bank AG, any agent or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, product supplement T-1, term sheet No. 131T-1 and this product snapshot if you so request by calling toll-free 1-800-311-4409. The Deutsche Bank Liquid Commodity Index – Optimum Yield™ Excess Return Indices is an intellectual property of Deutsche Bank AG. "Deutsche Bank Liquid Commodity Index – Optimum Yield™" is a trade mark of Deutsche Bank AG. Deutsche Bank AG reserves all the rights, including copyright, to the Index.**

**You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance. We will notify you in the even t of any changes to the terms of the notes, and you will be asked to accept such changes in connection with your purchase of any notes. You may also choose to reject such changes, in which case we may reject your offer to purchase the notes.**

**NOT FDIC/NCUA INSURED, MAY LOSE VALUE, NOT A DEPOSIT, NOT INSURED BY ANY FEDERAL AGENCY**

Deutsche Bank

**ISSUER FREE WRITING PROSPECTUS**
**Filed Pursuant to Rule 433**
**Registration Statement No. 333-137902**
**July 5, 2007**

# 33-Month Principal Protected Notes Linked to the DBLCI-Optimum Yield<sup>TM</sup> Excess Return

## Historic Index Price



## Annual Index Performance (12/31/96 – 7/04/07)



*Source: Bloomberg*

## Risk Considerations

- The risk of investing in commodities can be substantial. The price of the notes and the commodities which comprise the Index may be affected by numerous market factors, including events in the equity markets, the bond market and the foreign exchange market, fluctuations in interest rates, and world economic, political and regulatory events. A rise in the value of one commodity may be offset by a fall in the value of one or more of the other commodities comprising the Index.

- Your return on the notes will be dependent on the change in the value of the Index during the term of the notes. There is no assurance that the commodities which comprise the Index will have positive or negative performance and past performance of any of the commodities which comprise the Index is not a guarantee, nor necessarily indicative, of their future performance.

- A liquid secondary market for the notes does not exist. Deutsche Bank AG does not guarantee an early redemption price for the notes. If requested by an investor, Deutsche Bank AG may, at its sole discretion, provide a quote depending on a number of factors such as market conditions.

- The receipt by the investor of monies owed under the notes is subject to and dependent on Deutsche Bank AG's abilities to pay such monies. Consequently, investors are subject to a counterparty risk and are susceptible to risks relating to the creditworthiness of Deutsche Bank AG.

**See "Risk Factors" in the accompanying product supplement T-1 and "Selected Risk Factors in term sheet No. 131T-1.**

The above chart is for illustrative purposes only and does not purport to predict performance of the notes or the Index.

The payout on the notes is tied to the value of the Index on a specific date. As such, a temporary decline in value around such specific date could greatly affect the holder's return.

Past performance – including any performance based on retrospective calculations – is not necessarily indicative of future results.

**Deutsche Bank**